UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: May 5, 2005

TEEKAY SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, The Bahamas

(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                    ]

Yes ☐	No ☑

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                    ]

Yes ☐	No ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    ]

Item – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P., a subsidiary of Teekay Shipping Corporation, dated May 5, 2005.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF TEEKAY SHIPPING CORPORATION.

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION
Date: May 5, 2005	By:	/s/ Arthur Bensler
Arthur Bensler
Senior Vice President, Secretary and General Counsel

TEEKAY LNG PARTNERS L.P. TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY LNG PARTNERS L.P. ANNOUNCES
PRICING OF INITIAL PUBLIC OFFERING

Nassau, The Bahamas, May 4, 2005 — Teekay LNG Partners L.P. (NYSE: TGP) announced today that it has priced its initial public offering of 6,000,000 of its common units at $22.00 per unit. The common units will trade on the New York Stock Exchange under the symbol “TGP.”

The 6,000,000 common units represent a 20% ownership interest in the master limited partnership. Teekay Shipping Corporation (NYSE: TK) owns the remaining interests in the partnership, including common units, subordinated units and its general partner interest. Teekay LNG Partners L.P. has granted the underwriters a 30-day option to purchase up to an additional 900,000 common units to cover any overallotments.

The book-running manager of the initial public offering is Citigroup Global Markets Inc. and UBS Investment Bank is acting as co-lead manager. Other co-managers include A.G. Edwards, Wachovia Securities, Raymond James, Jefferies & Company, Inc. and Deutsche Bank Securities. A copy of the final prospectus relating to the offering may be obtained from Citigroup Global Markets Inc., at Citigroup Global Markets Inc., c/o Prospectus Department, 140 58th Street, Brooklyn, New York, 11220; fax: 718-765-6734; phone: 718-765-6732.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Teekay LNG Partners L.P.

Teekay LNG Partners is a Marshall Islands partnership recently formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (or LNG) shipping sector. Teekay LNG Partners L.P. provides LNG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of seven LNG carriers and five Suezmax class crude oil tankers. Three of the seven LNG carriers are newbuildings scheduled for delivery in late 2006 and early 2007, in which Teekay LNG Partners will hold at least a 70% interest.

For Investor Relations Enquiries:
Scott Gayton
Tel: + 1 (604) 609-6442

For Media Inquiries:
Kim Barbero
Tel: + 1 (604) 609-6433